Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

DATE OF BOARD MEETING

AND

PROPOSED DECLARATION OF CASH DIVIDEND

The board of directors (the “Board”) of Tuya Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board of the Company will be held on Monday, March 2, 2026 Hong Kong Time (the “Board Meeting”), for the purpose of considering and approving, inter alias , (i) the unaudited quarterly results of the Group for the three months ended December 31, 2025 and its publication, (ii) the final results of the Group for the year ended December 31, 2025 and its publication, (iii) the proposed declaration and payment of a cash dividend (the “Cash Dividend”), and (iv) transacting any other business. Subject to the approval by the Board, the Company will publish a further announcement after the Board Meeting to set out the details of the Cash Dividend.

The Company’s management will hold an earnings conference call on Tuesday, March 3, 2026 at 8:30 A.M. Hong Kong Time or on Monday, March 2, 2026, at 7:30 P.M. U.S. Eastern Time.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration: https://edge.media-server.com/mmc/p/tjv6firr

Participants Call Registration: https://register-conf.media-server.com/register/ BI078ae0991e654d959884fbb4236f74a0

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

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As the proposed Cash Dividend is subject to approval at the Board Meeting, shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

By order of the Board Tuya Inc. WANG Xueji Chairman

Hong Kong, February 11, 2026

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

* For identification purposes only

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